UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

Information on the Company

Company Name	Banco Bradesco S.A.

Corporate Head Office Address	Cidade de Deus, Vila Yara, Osasco, SP

Internet Address	www.bradesco.com.br

Investor Relations Officer	name: Milton Almicar Silva Vargas e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact	name: Jean Philippe Leroy e-mail: 4823.jean@bradesco.com.br telephone number: (55 11) 2178-6229 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published	Diário Oficial do Estado de São Paulo (DOESP) and Diário do Comércio (DC), both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the year ended on 12.31.2007
Event	Date
Forwarding to BVSP (São Paulo Stock Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin- American Market) and making available to Stockholders (Site).	01.28.2008
Publication	02.13.2008
Standardized Financial Statements (DFP), related to the year ended on 12.31.2007
Event	Date
Forwarding to BVSP, CVM and making available to Stockholders (Site)	01.28.2008

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.2.

Cash Dividends in the allocation of results related to the year ended on 12.31.2007

Profit	Event/ Record Date	Amount in R$	Value in R$/Stock		Payment Date
			Common Stock	Preferred Stock
Monthly Interest on Own Capital (*)	Notices: 12.28.2006 and 1.24.2007	447,467,916.14	0.032775000	0.036052500	2.1 and 3.1.2007
	Record Date: 1.2 and 2.1.2007
	Notices: 2.21.2007		0.036052500	0.039657750	4.2.2007
	Record Date: 3.1.2007
	(**) Notices: 3.23, 4.20, 5.23, 6.22, 7.20, 8.24, 9.21, 10.24 and 11.23.2007		0.018026250	0.019828875	5.2, 6.1, 7.2, 8.1, 9.3, 10.1, 11.1, 12.3.2007 and 1.2.2008
	Record Date: 4.2, 5.2, 6.1, 7.2, 8.1, 9.3, 10.1, 11.1 and 12.3.2007
Intermediary Dividends 1st half/2007	Special Meeting of the Board of Directors 6.27.2007	321,978,170.28	0.153223130	0.168545440	7.23.2007
Complementary Interest on Own Capital of the year 2007	Special Meeting of the Board of Directors 12.28.2007	1,138,150,000.00	0.536962584	0.590658842	3.17.2008
Dividends of the year 2007	Special Meeting of the Board of Directors 12.28.2007	850,000,000.00	0.401017613	0.441119374	3.17.2008
Complementary Dividends of the year 2007	Special Meeting of the Board of Directors 3.3.2008	65,200,000.00	0.030760433	0.033836477	3.17.2008
Obs.: * Up to Interest on Own Capital referring to February 2007, the amounts of R$0.032775000 per common stock and R$0.036052500 per preferred stock were paid, increased in 2.7.2007 to R$0.036052500 per common stock and R$0.039657750 per preferred stock, as from Interest referring to March 2007.
** Adjusted to R$0.018026250 per common stock and R$0,019828875 per preferred stock from the Interest related to April/2007, due to the 100% bonus stock approved in the Special Stockholders’ Meeting held on 3.12.2007, which just aimed at adjusting the price of the stocks in the market to a more attractive level for trading, providing an improved liquidity to the stocks. Thus, the stockholders will continue receiving equal amount of Interest.

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.3.

Annual Information (IAN), related to the year ended on 12.31.2007
Event	Date
Forwarding to BVSP, CVM and making available to Stockholders (Site)	04.23.2008

Consolidated Annual Financial Statements, according to the US GAAP, related to the year ended on 12.31.2007
Event	Date
Forwarding to BVSP, CVM, SEC, NYSE, LATIBEX and making available to Stockholders (Site)	06.30.2008

Financial Statements and Consolidated Financial Statements related to the 2nd quarter/2008
Event	Date
Forwarding to BVSP, CVM and making available to Stockholders (Site)	08.04.2008
Publication	08.11.2008

Quarterly Report (ITR)
Event	Date
Forwarding to BVSP, CVM and making available to Stockholders (Site) Relating to 1st quarter/2008	04.28.2008
Relating to 2nd quarter/2008	08.04.2008
Relating to 3rd quarter/2008	11.10.2008

Quarterly Consolidated Financial Statements in English and Spanish
Event	Date
Forwarding to SEC, NYSE, LATIBEX and making available to Stockholders (Site) Relating to 1st quarter/2008	04.28.2008
Relating to 2nd quarter/2008	08.04.2008
Relating to 3rd quarter/2008	11.10.2008

Silence Period prior to the Disclosure of Results
Disclosure of Results	Date
Annual/2007	01.13.2008 to 01.27.2008
Relating to 1st quarter/2008	04.13.2008 to 04.27.2008
Relating to 2nd quarter /2008	07.20.2008 to 08.03.2008
Relating to 3rd quarter/2008	10.26.2008 to 11.09.2008

Disclosure of Results
Event	Date
Annual/2007	01.28.2008
Relating to 1st quarter/2008	04.28.2008

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 Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.4.

Relating to 2nd quarter /2008	08.04.2008
Relating to 3rd quarter/2008	11.10.2008

Public Meeting with Analysts

Event	Date
Public Meeting with Analysts, open to other interested parties	02.19.2008 (Tuesday) - São Paulo, SP – 6:30 p.m. Place: Secovi/Millenium - Centro de Convenções Rua Dr. Bacelar, 1.043, Vila Mariana, São Paulo, SP
03.18.2008 (Tuesday) – Campinas, SP – 6:30 p.m. Place: The Royal Palm Plaza Avenida The Royal Palm Plaza, 277, Jardim Nova California, Campinas, SP
03.19.2008 (Wednesday) – Ribeirão Preto, SP – 6:30 p.m. Place: Stream Hotéis End Rua General Osório, 850, Ribeirão Preto, SP
04.01.2008 (Tuesday) – Goiânia, GO – 6:30 p.m. Place: Oliveira’s Place Rua T-36, 3.588, Setor Bueno – Goiânia
04.02.2008 (Wednesday) – Uberlândia, MG – 6:30 p.m. Place: San Diego Suítes Avenida Rondon Pacheco, 3.500, Santa Maria – Uberlândia - MG
04.08.2008 (Tuesday) – Juiz de Fora, MG – 6:30 p.m. Place: Hotel Constantino Rua Santo Antônio, 765, Centro, Juiz de Fora
08.12.2008 (Tuesday) – Curitiba, PR – 6:30 p.m. Place: Estação Embratel Convention Center Avenida Sete de Setembro, 2.775, 7[o] andar, Piso Portinari, Curitiba Phone: 55 (41) 2101.9990
08.13.2008 (Wednesday) – Florianópolis, SC – 6:30 p.m.
Place: Centrosul – Centro de Convenções de Florianópolis
Avenida Gustavo Richard, s/no, Baía Sul, Sala Sambaqui 1, Centro, Florianópolis
Phone: 55 (48) 3251.4000
Fax: 55 (48) 3251.4010
09.09.2008 (Tuesday) – Fortaleza, CE – 6:30 p.m. Place:Blue Tree Rua Dr. Atualpa Barbosa de Lima, 500, Praia de Iracema, Fortaleza Phone: 55 (85) 4008.4008 Fax: 55 (85) 4008.4011
09.10.2008 (Wednesday) – Brasília, DF – 6:30 p.m. Place: Complexo Brasil XXI Setor Hoteleiro Sul (SHS), Quadra 06, Conjunto A, Bloco G, Brasília Phone: 55 (61) 3039.8024
09.17.2008 (Wednesday) – Belo Horizonte, MG – 6:30 p.m. Place: Hotel Ouro Minas Avenida Cristiano Machado, 4.001, Belo Horizonte Phone: 55 (31) 3429.4001

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.5.

09.23.2008 (Tuesday) – Rio de Janeiro, RJ – 6:30 p.m. Place: Hotel Sofitel Avenida Atlântica, 4.240, Copacabana, Rio de Janeiro Phone: 55 (21) 2525.1232 Fax: 55 (21) 2525.1200
09.24.2008 (Wednesday) – Porto Alegre, RS – 6:30 p.m. Local: Hotel Deville Avenida dos Estados, 1.909, Porto Alegre Phone: 55 (51) 3373.5000 Fax: 55 (51) 3373.5010
09.30.2008 (Tuesday) – São Paulo, SP – 4:00 p.m. Place: FeComercio Rua Dr. Plínio Barreto, 285, Bela Vista, São Paulo Phone: 55 (11) 3254.1591/3254.1592
10.28.2008(Tuesday) – Santos, SP INI/APIMEC) – 6:30 p.m. Local: Mendes Hotel Avenida Marechal Floriano Peixoto, 42, Salas Diamante 2 e 3, Santos Phone: 55 (13) 3208.6500
 12.09.2008 (Tuesday) – Recife, PE – 6:30 p.m.
 Place:Hotel Golden Tulip – Golden Beach
 Avenida Bernardo Vieira de Melo, 1.204 – Sala  Monte Guararapes, Recife
 Phone: 55 (81) 2125.9300
Fax: 55 (81) 3468.1941
12.10.2008 (Wednesday) – Salvador, BA – 6:30 p.m. Place:Hotel Fiesta Bahia Avenida Antonio Carlos Magalhães, 711, 1[o] andar, Sala Lótus A e B, Salvador Phone: 55 (71) 3352.0000
12.11.2008 (Thursday) – Vitória, ES (INI/APIMEC) – 6:30 p.m. Place: Hotel Radisson Avenida Saturnino de Brito, 217, Sala Vitória, Vitória Phone: 55 (27) 2125.8000 Fax: 55 (27) 2125.8001

Special Stockholders’ Meeting and Annual Stockholders’ Meeting already Established
Event	Date
Sending of Board of Director’s Proposal for the Increase of the Capital Stock with Bonus Stock to BVSP, CVM, SEC, NYSE and LATIBEX	12.17.2007
Sending of Board of Director’s Proposal for the Special Stockholders’ Meeting to BVSP, CVM, SEC, NYSE and LATIBEX	03.04.2008
Sending of Public Call Notice to BVSP, CVM, SEC, NYSE and LATIBEX	03.04.2008
Publication of Call Notice	March 5th , 6th and 7th , 2008
Sending of the Call Notice referring to the Auction of Sale of the Remainder of Subscribed Stocks to BVSP and CVM	3.17.2008
Disclosure of the Call Notice referring to the Auction of Sale of the Remainder of Subscribed Stocks	“Diário do Comércio” and “Gazeta Mercantil” - 3.17.2008 “DOESP” – 3.18.2008

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.6.

Auction of Sale of the Remainder of Subscribed Stocks	3.19.2008
Sending of the Annoucement of Closing of the Public Offering of Common and Preferred Stocks Issued by the Bank to BVSP and CVM	3.26.2008
Disclosure of the Annoucement of Closing of the Public Offering of Common and Preferred Stocks Issued by the Bank	“DOESP”, “Diário do Comércio” and “Gazeta Mercantil” - 3.28.2008
Date of the Special Stockholders’ Meetings - 4:30 p.m.	03.24.2008
Sending of the main resolutions of the Special Stockholders’ Meetings - 4:30 p.m. to BVSP, CVM, SEC, NYSE and LATIBEX	03.24.2008
Sending of the Minutes of the Special Stockholders’ Meeting - 4:30 p.m. to BVSP and CVM	until 04.03.2008
Date of the Annual and Special Stockholders’ Meetings - 5:00 p.m.	03.24.2008
Sending of the main resolutions of the Annual and Special Stockholders’ Meetings - 5:00 p.m. to BVSP, CVM, SEC, NYSE and LATIBEX	03.24.2008
Sending of the Minutes of the Annual and Special Stockholders’ Meetings - 5:00 p.m. to BVSP and CVM	until 04.03.2008

Board of Directors/Board of Executive Officers’ Meetings already Established
Event	Date
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Complementary Dividends to the Complementary Interest on Own Capital and Dividends related to the fiscal year 2007 - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	02.19.2008
Sending of the Minutes of the Board of Executive Officers’ Meeting to BVSP and CVM	until 02.29.2008
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Complementary Dividends to the Complementary Interest on Own Capital and Dividends related to the fiscal year 2007 - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	03.03.2008
Sending of the Minutes of the Board of Directors’ Meeting to BVSP and CVM	until 03.13.2008
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Monthly Dividends in replacement to the Monthly Interest on Own Capital - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	3.17.2008
Sending of the Minutes of the Board of Executive Officers’ Meeting to BVSP and CVM	until 03.26.2008

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.7.

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Monthly Dividends in replacement to the Monthly Interest on Own Capital - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	3.17.2008
Sending of the Minutes of the Board of Directors’ Meeting to BVSP and CVM	until 3.26.2008
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Intermediary Interest on Own Capital - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	06.13.2008
Sending of the Minutes of the Board of Executive Officers’ Meeting to BVSP and CVM	until 06.23.2008
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Intermediary Interest on Own Capital - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	06.27.2008
Sending of the Minutes of the Board of Directors’ Meeting to BVSP and CVM	until 07.07.2008
Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Complementary Interest on Own Capital - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	11.21.2008
Sending of the Minutes of the Board of Executive Officers’ Meeting to BVSP and CVM	until 12.1.2008
Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends or Complementary Interest on Own Capital - forwarding of information to BVSP, CVM, SEC, NYSE and LATIBEX	12.05.2008
Sending of the Minutes of the Board of Directors’ Meeting to BVSP and CVM	until 12.15.2008

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Banco Bradesco S.A.

Calendar of Corporate Events - 2008

.8.

Notices to the Market in compliance with the System for Monthly Payment to Stockholders

Interest on Own Capital
Notice Date	Record Date of right	Reference Month	Payment Date
December 21st , 2007	January 2nd	January	February 1st
January 22nd	February 1st	February	March 3rd
February 22nd	March 3rd	March	April 1st
Type of Stock	Gross/Stock		Net/Stock
Common Stock	R$0.018026250		R$0.015322313
Preferred Stock	R$0.019828875		R$0.016854544

Dividends
Notice Date	Record Date of right	Reference Month	Payment Date
March 20th	April 1st	April	May 2nd
Type of Stock		Per Stock
Common Stock		R$0.018026250
Preferred Stock		R$0,019828875

Dividends
Notice Date	Record Date of right	Reference Month	Payment Date
April 22nd	May 2nd	May	June 2nd
May 23rd	June 2nd	June	July 1st
June 20th	July 1st	July	August 1st
July 22nd	August 1st	August	September 1st
August 22nd	September 1st	September	October 1st
September 19th	October 1st	October	November 3rd
October 24th	November 3rd	November	December 1st
November 21st	December 1st	December	January 2nd , 2009
December 23rd , 2008	January 2nd , 2009	January/2009	February 2nd , 2009
Type of Stock		Per Stock
Common Stock		R$0.012017500
Preferred Stock		R$0.013219250

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer
June 30th, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1st, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.